UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: January 18, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 18, 2012, entitled “2012 Business Strategy”.

99.2	Press Release dated January 18, 2012, entitled “CNOOC Limited Announces its 2012 Business Strategy and Development Plan”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2012 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2012.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2010 Annual Report on Form 20-F filed on 29 April 2011.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2012.

The total targeted net production of the Company in 2012 is 330 million to 340 million barrels of oil equivalent (BOE)* (assuming WTI at US$90.0/barrel). The Company’s net production for 2011 is estimated to be 331 million to 332 million BOE* (with WTI at US$95.1barrel).

In 2012, four new projects in offshore China are expected to come on stream, among which, the incremental peak production of Panyu 4-2/5-1 adjustment project is expected to reach around 57 thousand barrels per day in 2014, demonstrating the huge potential of the Company’s producing fields. More adjustment projects are expected to come on stream in offshore China in the next few years and become an important driver to the Company’s future production growth. In overseas, Long Lake oil sands project in Canada and Missan oilfield in Iraq are expected to deliver production contribution. Meanwhile, 16 projects are under construction, which will lay a solid foundation for the Company’s mid to long term production growth.

In 2012, the Company plans to strengthen independent deepwater exploration, while expanding exploration in new areas and frontiers. The Company plans to drill 114 exploration wells including 3 independent deepwater wells in South China Sea. The Company plans to acquire 18.3 thousand kilometers 2-Dimensional (2D) seismic data and 19.2 thousand square kilometers 3-Dimensional (3D) seismic data. The Company aims to achieve a reserve replacement ratio (RRR) of over 100% in 2012.

In 2012, in order to support a sustainable growth as well as to accelerate deepwater and unconventional energy exploration and development, the Company’s total capital expenditure is expected to reach US$9.3~11.0 billion, among which, the capital expenditures for exploration, development and production account for around 17%, 68%, and 14%, respectively. The Company expects that such capital expenditure will strongly support its production and reserve growth in the future.

*Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 18 January 2012

As at the date of this announcement, the board of directors comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2010 Annual Report on Form 20-F filed on 29 April 2011.

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces its
2012 Business Strategy and Development Plan

(Hong Kong, January 18, 2012) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) today announces a summary of the Company’s business strategy and development plan for the year 2012.

The total targeted net production of the Company in 2012 is 330 to 340 million barrels of oil equivalent (BOE). The Company’s net production for 2011 is estimated to be 331 to 332 million BOE.

During the year, four new projects in offshore China are expected to come on stream, among which the incremental peak production of Panyu 4-2/5-1 adjustment project is expected to reach around 57 thousand barrels per day in 2014, demonstrating the huge potential of the Company’s producing fields. More adjustment projects are expected to come on stream in offshore China in the next few years and become an important driver to the Company’s future production growth. In overseas, Long Lake oil sands project in Canada and Missan oilfield in Iraq are expected to make production contribution. Currently, there are 16 projects under construction, laying a solid foundation for the Company’s mid to long term development.

In the aspect of exploration, the Company will enhance its independent deepwater exploration, while expanding exploration in new areas and frontiers. An aggregate of 114 exploration wells including 3 independent deepwater wells in South China Sea are expected to be drilled and 18,300 kilometers 2-Dimensional (2D) seismic data and 19,200 square kilometers 3-Dimensional (3D) seismic data to be acquired. The Company’s reserve replacement ratio (RRR) is targeted to exceed 100% in 2012.

In 2012, in order to support a sustainable growth as well as to accelerate the exploration and development of deepwater and unconventional energy, the Company’s total capital expenditure is expected to reach US$9.3-11.0 billion, among which the capital expenditures for exploration, development and production account for around 17%, 68% and 14% respectively.

“In the coming year, the Company will strive to ensure that the capital expenditure plan is effectively implemented in order to support the Company’s future production and reserve growth. Meanwhile, the Company will continue to maintain its relative cost advantage under the rising industry cost environment.” Mr. Zhong Hua, CFO of the Company commented.

Mr. Li Fanrong, CEO of the Company said, “In 2011, despite of facing a number of challenges, the Company has eventually completed its annual production target. It does not come easy. In the future, the Company will still be targeting to achieve 6-10% CAGR on production growth from 2011 to 2015 by means of regional development and comprehensive adjustments in producing oilfields in offshore China as well as pushing for deepwater exploration and development. All these will lay a solid foundation for the Company’s mid to long term development strategy and create more value for the shareholders.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Zhang Yuxiao
Senior Supervisor, Media/Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: zhangyx12@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com